FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefonica- Annual General Shareholder’s Meeting — Resolutions	3

Exhibit 1

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIÉS
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:
SIGNIFICANT EVENT
The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, June 23rd, 2009, with the participating of 81,287 shareholders, present or represented, holding 2,852,676,779 shares representing 60.63% of the share capital of the Company, has approved by an absolute majority of votes (an average of 92.54% of the shares at the Meeting placed votes in favor) all the draft resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.
The full text of the draft resolutions is attached to this report.
Madrid, June 23rd, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 23rd, 2009	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors

EXHIBIT INDEX

Exhibit 1	Annual General Shareholders’ Meeting of “Telefónica, S.A.” — 2009 —